CM

02053341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 12/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Means Investment Co.,Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Ave.
(No. and Street)

Bangor, Maine 04401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul B. Means 207-947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard M. Rosa
(Name – *if individual, state last, first, middle name*)

146 Parkway So. Suite 207 Brewer, Maine 04412
(Address) (City) (State) (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12-8

OATH OR AFFIRMATION

I, Paul B.Means, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Investment Co., Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- x (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2002 AND 2001

WITH INDEPENDENT AUDITOR'S REPORT

MEANS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2002 AND 2001

WITH INDEPENDENT AUDITOR'S REPORT

INDEX

	Page
Independent Auditor's Report	
Statements of Financial Condition	3
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 – 12
Supplementary Information:	
Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule 2: Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule 3: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule 4: Reconciliation of Audited vs. Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	16
Independent Auditor's Report on Internal Control Structure	17 - 18

RICHARD M. ROSA
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Means Investment Company, Inc.

I have audited the accompanying statements of financial condition of Means Investment Company, Inc. as of September 30, 2002 and September 30, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In accordance with your instructions, the scope of my audit did not include any audit procedures related to the investment in Micbrooks Partnership. Accordingly, I do not express an opinion as to the investment in Micbrooks Partnership at September 30, 2002 and September 30, 2001 or as to the equity in income of Micbrooks Partnership for the years ended September 30, 2002 and September 30, 2001. This investment is presented using the equity method. Generally accepted accounting principles require that this investment be presented on a consolidated basis as disclosed in Note 1 to the financial statements. The effect of this departure from generally accepted principles, if any, has not been determined.

In my opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had I performed audit procedures related to the investment in Micbrooks Partnership, and had that investment been presented on a consolidated basis, as referred to in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Means Investment Company, Inc. as of September 30, 2002 and September 30, 2001 the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, except for the effects of such adjustments, if any, as might have been determined necessary had I performed audit procedures related to the investment of Micbrooks Partnership, and had that investment been presented on a consolidated basis, as referred to in the third paragraph, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brewer, Maine
November 20, 2002

MEANS INVESTMENT COMPANY, INC.

Statements of Financial Condition

September 30, 2002 and 2001

ASSETS

	2002	2001
Assets		
Cash	$ 67,639	$ 207,579
Money market funds	854,282	685,093
Cash segregated under federal and other regulations	-	24,363
Total cash and cash equivalents	921,921	917,035
Receivable from broker-dealers and clearing organizations	23,173	28,001
Receivable from stockholder	170,000	170,000
Receivables, income taxes	19,847	19,847
Marketable securities owned, at market value	930,157	871,863
Receivables, employee and affiliate	14,584	-
Investment in unconsolidated subsidiary, at equity	25,216	26,064
Other investments, at cost which approximates market value	25,000	40,333
Property and equipment, at cost, net	219,646	238,972
Other assets	-	2,415
	$ 2,349,544	$ 2,314,530

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Financial Condition

September 30, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities		
Accounts payable and accrued expenses	$ 41,458	$ 62,758
Deferred income taxes	153,625	178,500
Total liabilities	195,083	241,258
Commitment and contingency (Notes 6 and 7)		
Stockholders' equity		
Common stock of no par value; authorized 2,000 shares, issued 100 shares	300,000	300,000
Retained earnings	1,971,098	1,889,909
	2,271,098	2,189,909
Less cost of 9.99 shares of treasury stock	116,637	116,637
Total stockholders' equity	2,154,461	2,073,272
	$ 2,349,544	$ 2,314,530

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Income

Years Ended September 30, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 750,209	$ 853,230
Income from principal transactions, including unrealized losses of $41,901 for 2002	92,195	-
Underwriting	16,638	5,695
Interest and dividends	58,397	70,452
Other income	2,667	3,548
Equity in income of unconsolidated subsidiary	-	1,145
Total revenue	920,106	934,070
Expenses		
Employee compensation and benefits	549,174	669,079
Loss from principal transactions;, including unrealized losses of $421,389 in 2001	-	395,586
Communications	11,688	19,247
Occupancy and equipment	82,851	88,546
Equity in loss of unconsolidated subsidiary	865	-
Other expenses	145,964	101,210
Settlement cost	23,500	-
Total expenses	814,042	1,273,668
Income (loss) before income taxes	106,064	(339,598)
Provision (benefit) for income taxes	(24,875)	(129,439)
Net income (loss)	$ 81,189	$ (210,159)

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years Ended September 30, 2002 and 2001

	Common Stock			Treasury Stock		
	Shares	Amount	Retained Earnings	Shares	Amount	Total Stockholders' Equity
Balances at September 30, 2000	100	$ 300,000	$2,100,068	9.99	$(116,637)	$ 2,283,431
Net income (loss)	-	-	(210,159)	-	-	(210,159)
Balances at September 30, 2001	100	300,000	1,889,909	9.99	(116,637)	2,073,272
Net income	-	-	**81,189**	-	-	**81,189**
Balances at September 30, 2002	**100**	**$ 300,000**	**$1,971,098**	**9.99**	**$(116,637)**	**$ 2,154,461**

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Statements of Cash Flows

Years Ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 81,189	$ (210,159)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	23,473	27,783
Gain on sale of other investments	(2,667)	(5,333)
Deferred income taxes	(24,875)	(144,200)
Net unrealized (gains) losses on marketable securities owned	41,901	421,389
Equity in loss of unconsolidated subsidiary	848	(1,145)
Decrease (increase) in		
Receivable from broker-dealers and clearing organizations	4,828	5,504
Receivable from stockholder	-	50,000
Receivables, employee and affiliate	(14,584)	-
Receivables, income taxes and other	-	(19,397)
Securities owned for trading purposes, at cost	(2,305)	(8,745)
Other assets	2,415	402
Increase (decrease) in		
Payable to broker-dealers and clearing organizations	-	(912)
Accounts payable and accrued expenses	(21,300)	(16,921)
Income taxes payable	-	(6,225)
Net cash provided by operating activities	88,923	92,041
Cash flows from investing activities		
Additions to property and equipment	(4,147)	(5,422)
Addition to other investments	-	(25,000)
Proceeds from sale of other investments	18,000	36,000
Additions to securities owned for investment purposes	(97,890)	(25,013)
Net cash provided (used) by investing activities	(84,037)	(19,435)
Net increase in cash and cash equivalents	4,886	72,606
Cash and cash equivalents, beginning of year	917,035	844,429
Cash and cash equivalents, end of year	$ 921,921	$ 917,035
Supplemental cash flows disclosure		
Cash paid for income taxes	$ -	$ 35,040

The accompanying notes are an integral part of these financial statements.

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2002 and 2001

Nature of Business

Means Investment Company, Inc. is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investors Protection Corporation). Credit is extended without collateral.

1. Summary of Significant Accounting Policies

Financial Statement Presentation

The Company holds a $66^2/_3$% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method even though the ownership would require consolidation in accordance with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries." The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. Commission revenue is recorded net of clearing costs. Securities and commodity transactions of the Company are recorded on a settlement date basis. There were no material trades which had not settled as of September 30, 2002 or 2001.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents.

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2002 and 2001

1. Summary of Significant Accounting Policies (Concluded)

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statement of financial condition and statement of cash flows.

Marketable Securities Owned

Marketable securities owned are stated at their market value at the balance sheet date. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Property and Equipment

Property and equipment are depreciated by straight-line and accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The Company has elected S corporation status effective October 1, 2001. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a current provision for income taxes. Deferred income taxes related to S corporation "built in gains" will be applicable until September 30, 2011. Built in gains tax is a corporate level tax on the difference between the cost basis and market value of investment securities at October 1, 2001. It will apply only if those securities held for investment on October 1, 2001 are sold prior to September 30, 2011.

2. Cash Segregated Under Federal and Other Regulations

In 2001 certain cash was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. In 2002 the Company did not carry customer accounts and therefore the reserve bank account was not required.

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2002 and 2001

3. Marketable Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

	2002	2001
Corporate stocks	$ 817,280	$ 855,459
Corporate bonds	11,625	11,297
State and municipal obligations	101,252	5,107
	$ 930,157	$ 871,863

4. Property and Equipment

Property and equipment, at cost, consists of the following:

	2002	2001
Building, improvements and sign	$ 356,664	$ 356,664
Furniture and fixtures	40,022	40,022
Computer and equipment	26,878	22,731
Vehicles	35,148	35,148
	458,712	454,565
Less accumulated depreciation	239,066	215,593
	$ 219,646	$ 238,972

MEANS INVESTMENT COMPANY, INC.

Notes to Financial Statements

September 30, 2002 and 2001

5. Income Taxes

Income tax expense (benefit) consists of:

		Current	Deferred	Total
2002				
	Federal	**$ -**	**$ (24,875)**	**$ (24,875)**
	State	**-**	**-**	**-**
		$ -	**$ (24,875)**	**$ (24,875)**
2001				
	Federal	$ 10,586	$ (111,800)	$ (101,214)
	State	4,175	(32,400)	(28,225)
		$ 14,761	$ (144,200)	$ (129,439)

As discussed in Note 1 , the Company changed its tax status from taxable to nontaxable in 2002. All of the deferred tax provision in 2002 relates to the calculation of "built in gains" tax.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At **September 30, 2002** the Company had net capital of **$1,512,162** which was $ 1,412,162 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.03 to 1.

7. Contingency

The Company has guaranteed a mortgage note payable with an outstanding balance of **$144,855 at September 30, 2002** and $155,777 at September 30, 2001 for Micbrooks Partnership, in which the Company holds a $66^2/_3$% interest.

8. Related Party Transactions

The Company owns a $66^2/_3$% interest in Micbrooks Partnership, which owns one-half of the building occupied by the Company. Rent totaling $15,000 in 2002 and 2001 was paid to the partnership under a month-to-month lease agreement. The Company is also obligated to pay any operating expenses of the partnership in excess of rental proceeds. No excess payment was required during 2002 or 2001.

The Company has advanced $170,000 to an officer. The balance is non-interest bearing, unsecured, and due on demand.

9. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The company can match employee contributions based on a percentage of the participant's wages. For the years ending September 30, 2002 and 2001 the Company did not make a matching contribution.

Schedule 1

MEANS INVESTMENT COMPANY, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

September 30, 2002

Net capital	
Stockholders' equity	$ 2,154,461
Deduct: Nonallowable assets	
Receivable from stockholder	170,000
Investment in unconsolidated subsidiary	25,216
Other investments	25,000
Property and equipment, net	219,646
Income taxes receivable	19,847
Other assets	32,573
Haircuts on securities positions	150,017
Net capital	$ 1,512,162
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	41,458
Total aggregate indebtedness	$ 41,458
Computation of basic net capital requirement	
Minimum net capital required	100,000
Excess net capital	1,412,162
Total net capital	$ 1,512,162
Ratio: Aggregate indebtedness to net capital	.03

Schedule 2

MEANS INVESTMENT COMPANY, INC.

Computation for Determination of the Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2002

Credit balances		
Fee credit balances and other credit balances in customers' security accounts	$	0
Debit balances	$	0
Reserve computation		
Excess of total credits over total debits	$	0
Required deposit at 105% of excess	$	0
Amount of deposit in reserve bank account	$	0

Reconciliation to the Company's Part II (unaudited) Focus report is not included. Except for a $24,875 decrease in deferred tax liability and a $20,000 increase in accrued compensation, other differences are not material.

Schedule 3

MEANS INVESTMENT COMPANY, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2002

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
A. Number of items	None

Schedule 4

MEANS INVESTMENT COMPANY, INC.

Reconciliation of Audited vs. Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2002

Net capital, as reported in Company's Part II (unaudited) focus report	$ 1,491,068
Audit adjustments, net decrease in non-allowable assets	(4,256)
Audit adjustments, net increase in stockholders' equity	25,350
Net capital	$ 1,512,162

RICHARD M. ROSA
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Stockholders
Means Investment Company, Inc.

In planning and performing my audit of the financial statements of Means Investment Company, Inc. for the year ended September 30, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as require by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are require to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate as of September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Brewer, Maine

November 20, 2002